UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: June 30, 2021

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Sunstock, Inc.

Full Name of Registrant

Sandgate Acquisition Corporation

Former Name if Applicable

111 Vista Creek Circle

Address of Principal Executive Office (Street and Number)

Sacramento, California 95835

City, State and Zip Code

PART II – RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☐ (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

None.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our management requires additional time to prepare our Quarterly Report on Form 10-Q for the period ended June 30, 2021, which could not be completed without incurring undue hardship and expense. We anticipate filing our complete Quarterly Report for the period ended June 30, 2021 on or before August 31, 2021.

PART IV – August

(1)	Name and telephone number of person to contact in regard to this notification

Jason C. Chang	(916)	860-9622
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Revenues will increase for the quarter ended June 30, 2021 as compared to the quarter ended June 30, 2020 due to increased sales at Mom’s Silver Shop with a related increase in cost of sales. Professional fees and compensation expense for the quarter ended June 30, 2021 will decrease due to no employee or consultant stock compensation expense in the quarter ended June 30, 2021 compared to stock compensation expense in the quarter ended June 30, 2020. Other income (expense) will decrease due to lower unrealized gain on investment in precious metals in the quarter ended June 30, 2021 as compared to the quarter ended June 30, 2020 and loss on settlement of related party debt in the quarter ended June 30, 2021 as compared to none in the quarter ended June 30, 2020. The Company anticipates that it will report a larger net loss for the quarter ended June 30, 2021 as compared to the quarter ended June 30, 2020. The Company is not able to quantify the changes at this time.

Sunstock, Inc.

(Name of Registrant as Specified in Charter)

O employee or consultant

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 16, 2021	By:	/s/Jason C. Chang
Jason C. Chang
President, Chief Financial Officer and Chairman